SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 2,215,520 Net interest income 669,448 Loans and accounts receivables from customers and banks, net 39,693,456 Net fee and commission income 217,156 Loans and accounts receivables from customers at fair value, net 109,517 Result from financial operations 85,413 Financial instruments 9,561,320 Total operating income 972,017 Financial derivative contracts 11,388,342 Provision for loan losses (216,218) Other asset ítems 4,816,248 Support expenses (372,714) Total assets 67,784,403 Other results (40,764) Income before tax 342,321 Principal liabilities MCh$ Income tax expense (72,678) Deposits and other demand liabilities 13,095,914 Net income for the period 269,643 Time deposits and other time liabilities 16,688,820 Issued debt and regulatory capital instruments 10,828,395 Attributable to: Financial derivative contracts 12,051,829 Equity holders of the Bank 264,772 Other liabilities ítems 10,739,941 Non-controlling interest 4,871 Total equity 4.,79,504 Total liabilities and Equity 67,784,403 Equity attributable to: Equity holders of the Bank 4,278,326 Non-controlling interest 101,178 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of May 31, 2024 The principal balances and results accumulated for the period ending May 2024 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ROMAN BLANCO R. Chief Accounting Officer Chief Executive Officer

Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS

INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Mayo de 2024

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Mayo de 2024 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.215.520
Créditos y cuentas por cobrar a clientes y bancos	39.693.456
Créditos y cuentas por cobrar a clientes a valor razonable	109.517
Instrumentos financieros	9.561.320
Contratos de derivados financieros	11.388.342
Otros rubros del activo	4.816.248
Total Activos	**67.784.403**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.095.914
Depósitos y otras captaciones a plazo	16.688.820
Instrumentos de deuda y capital regulatorio emitidos	10.828.395
Contratos de derivados financieros	12.051.829
Otros rubros del pasivo	10.739.941
Total patrimonio	4.379.504
Total Pasivos y Patrimonio	**67.784.403**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.278.326
Interés no controlador	101.178

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	669.448
Ingresos netos de comisiones	217.156
Resultado de operaciones financieras	85.413
Total ingresos operacionales	**972.017**
Gasto de pérdidas crediticias	(216.218)
Gastos de apoyo	(372.714)
Otros resultados	(40.764)
Resultado antes de impuesto	**342.321**
Impuesto a la renta	(72.678)
Utilidad consolidada del periodo	**269.643**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	264.772
Interés no controlador	4.871

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence. ¿Qué podemos hacer por ti hoy?